SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that the public session of the privatization auction of Companhia Energética do Piauí "Cepisa" was held today at B3- Brasil, Bolsa, Balcão S.A

In the aforementioned auction, approximately 89.94% of the total and voting share capital of Cepisa was offered, in exchange for the payment of R$ 45.521,52 (forty-five thousand, five hundred twenty-one reais and fifty-two centavos) to Eletrobras.

Equatorial Energia S.A ("Equatorial"), offered a combined index proposal of 119.00, which means 100% waiver of the PMSO tariff repositioning, non-technical losses and debt with the Global Reversion Reserve ("RGR") of the designation period in the amount of approximately R$ 844 million, raised before the date of publication of the privatization call notice, in addition to the payment of a grant to the Federal Government in the amount of R$ 95 million. Equatorial also pledged to contribute approximately R$ 720 million to Cepisa. With the discount offered, there will be a tariff reduction for consumers.

In addition, Eletrobras will be entitled to increase its holding in up to 30% of Cepisa's total share capital within six months of the date of settlement of the transaction.

The privatization process of Cepisa is part of the Investment Partnerships Program (PPI) and Eletrobras Business and Management Master Plan for the period 2018-2022.

We will keep the market informed about the subject matter.

Rio de Janeiro, July 26 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.